Exhibit 21.1

LAKELAND BANCORP, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Lakeland Bank	New Jersey chartered bank

Lakeland NJ Investment Corporation	New Jersey
(wholly owned subsidiary of Lakeland Bank)

Lakeland Investment Corporation	Delaware
(wholly owned subsidiary of Lakeland NJ Investment Corporation)

Lakeland Equity, Inc.	Delaware
(wholly owned subsidiary of Lakeland Investment Corporation)

Lakeland Preferred Equity, Inc.	New Jersey
(wholly owned subsidiary of Lakeland Equity, Inc.)

Lakeland Bancorp Capital Trust I	New Jersey

Lakeland Bancorp Capital Trust II	New Jersey

Lakeland Bancorp Capital Trust III	New Jersey

Lakeland Bancorp Capital Trust IV	New Jersey